Exhibit 99.1

MESSAGE FROM THE PRESIDENT

Dear Fellow Shareholders,

Medifocus was founded in 2008 with the vision to develop minimally invasive microwave focused heat systems for the treatment of cancer and other diseases to restore cancer patients to full health. Currently Medifocus owns two fully developed technology platforms with comprehensive US and international patent protection:

(1) The Adaptive Phased Array (APA) Microwave Focusing Platform-invented by MIT, licensed to Medifocus, directs precisely focused microwave energy at tumor center to induce shrinkage or eradication of tumors without undue harm to surrounding tissue. The Company’s APA 1000 Breast Cancer Treatment System, developed from the APA technology platform has received approval from the U.S. Food and Drug Administration (FDA) and Health Canada to conduct the pivotal Phase III clinical trial. Successful completion of the Phase III trial will lead to receipt of marketing approval allowing Medifocus to enter the enormous breast cancer treatment space.

(2) The Endo-thermotherapy Platform-a catheter-basis focused heat technology platform that utilizes natural body openings to deliver precise microwave thermotherapy to the disease sites. The U.S. FDA-approved Prolieve Thermodilatation System (Prolieve) for the treatment of Benign Prostatic Hyperplasia (“BPH”) was developed based on the Endo-thermotherapy and is currently generating revenue.

We believe these two technology platforms provide the basis for the development of multiple cancer treatment systems for surface, subsurface and deep-seated, localized and regional cancers and other diseases that could create significant long term value for Medifocus and its shareholders.

APA Technology – Breast Cancer

As demonstrated in the Phase II clinical trial, the APA 1000 System, when used in combination with neo-adjuvant chemotherapy, effectively shrinks large breast tumors by approximately 90%, thus allowing breast conservation with lumpectomy rather than the trauma of a mastectomy. The pivotal Phase III trial requires the enrollment of 238 patients. Thus far, we had established two principal investigational clinical sites in the USA and Canada and are in the process of accelerating the trial by establishing additional sites in China and India as well as adding more sites in the USA and Canada. Based on excellent Phase II data previously obtained and the robust trial design, we expect to achieve the midpoint analysis in 2016 to determine a go or no go for the trial. In addition, we have been actively researching the feasibility of using the APA 1000 for additional clinical indications in the treatment of cancer.

Endo-thermotherapy – Prolieve

In addition to the advancements we are making towards the treatment of breast cancer, in July 2012, Medifocus acquired from Boston Scientific Corporation (BSC) the FDA approved Prolieve for the treatment of Benign Prostatic Hyperplasia (BPH) for $2.5 million in cash and $2.5 million in future sales royalties in a transaction that included all the Prolieve related physical assets and IP portfolio. The Prolieve was originally developed and commercialized by the current Medifocus management, product development, clinical and regulatory teams while at Celsion Corporation, which subsequently sold the Prolieve business to BSC for $60 million in 2007. The acquisition of the Prolieve business has transformed the Medifocus from a purely research and development stage entity to one that also generates revenue in a multibillion dollar BPH market place.

Following the acquisition, Medifocus began to assemble a sales team, build a sales infrastructure and initiate an active marketing and sales campaign to re-launch the Prolieve in the urologist market in the US. Revenue from Prolieve sales had been growing in general but so had the expenses. In August 2014, we re-examined the Prolieve sales and costs structure and concluded that we must restructure Prolieve sales to create a more efficient sales infrastructure by:

1.	Eliminating sales positions in less productive territories

2.	Reducing costs to improve gross margin.

3.	Creating a team of hybrid mobile service technicians as supplement to the sales team

4.	Focusing on major metropolitan markets that provide higher margin

5.	Phasing out uneconomical remote accounts to reduce travel and servicing costs.

The restructuring involved a reduction of our current sales force and a pullback from some territories. As a result, we expect lower revenue from Prolieve sales in the first 6 months of the restructuring. However, we believe revenue will stabilize by early 2015 and the Prolieve business will achieve breakeven by the second quarter of 2015. Internationally, we have been in active discussions with potential distributors in Asia to position the Prolieve business at the forefront of world’s largest BPH patient populations.

Strong IP Portfolio for Other Applications

Our long-term goals go far beyond treating BPH and shrinking breast cancer tumors. Our patented technology platforms have the potential to improve the outcomes and standard of care in multiple types of cancerous and benign tumors. Adding to our existing 100-plus U.S. and international patents, in 2013, we received a new patent covering the use of heat for the controlled release and activation of drugs and genes. This new patent further expands the clinical applications of our existing proprietary thermotherapy systems by offering a novel opportunity to treat many other cancers. We intend to seek strategic partnership for the development of combinational therapy for treatment of cancers and other diseases using focused heat in combination with heat sensitive pharmaceuticals and molecular therapeutics.

Uplisting to a U.S. National Exchange

The Company requires access to capital on a timely basis under favorable terms to fully realize our technologies’ potentials, increase shareholder value, complete the APA 1000 Phase III trial, grow Prolieve sales to profitability, and support the additional clinical development of various

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clinical trials necessary to receive regulatory approval for other cancer treatment systems. The Company has not historically had ready access to such capital because we are a microcap biotech stock listed in the TSXV in Canada and the OTCQX in the U.S. As a result, we have faced the following problems: (1) Irrational share price movements and limited liquidity, (2) Difficulty in determining a fair valuation of our shares, (3) A lack of quality analyst coverage to increase share value and (4) Difficulty attracting institutional and qualified private investors.

After careful deliberation and extensive consultation with our financial advisors, the Management concludes that Medifocus and its shareholders will be better served on a long term basis, if the Company up-lists its stock for trading on a reputable and established U.S. national exchange, such as NASDAQ or NYSE MKT. We believe that a successful completion of the up-listing will provide the following benefits: (1) Greater liquidity and valuations; (2) Access to a much larger capital pool for healthcare/biotech investment; (3) Increased international visibility/analyst coverage by investment banks; and (4) Easier access to a better trading platform.

We have already taken the following steps toward achieving that goal: (1) Obtaining DTC (Deposit Trust Company) eligibility for our common stock to allow cost effective electronic clearing and guaranteed settlement; (2) Filing a Registration Statement on Form 20-F, as subsequently amended, with the U.S. Securities and Exchange Commission (the “SEC”), and (3) engaging an investment bank to assist the company in raising the necessary capital to allow Medifocus to meet the shareholders equity standard for initial listing on NASDAQ or NYSE-MKT, and to provide sufficient resources to implement our business plan as described.

While we have taken many steps to accomplish our goals, there are still many steps to be taken. For example, a successful uplisting of our shares must be conducted in conjunction with a common stock consolidation in order for our stock price, following the stock consolidation, to trade above the minimum stock price requirement to be listed on a U.S. national exchange. On behalf of the board of directors and the management team, I respectfully request our shareholders to authorize the Board of Directors to effect the stock consolidation at the appropriate time at a ratio of up to 1-for-50 by voting “yes” for the stock consolidation proposal during Company’s AGM.

I have spent my entire professional career, first as a medical school professor, then as CEO of Celsion and Medifocus, with one vision and purpose in mind, to restore patients to full health via the development and commercialization of a complete line of tumor targeted focused thermotherapy systems and devices to destroy cancerous tumors and other diseases without undue harms to normal adjacent tissues. I am sure all of you will see the benefits of such a vision to our society and can appreciate the potential to improve our shareholder value as we achieve our vision

Thank you for your continuous support!

Augustine Y. Cheung, Ph. D.

President and CEO

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MEDIFOCUS INC.

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

AND

MANAGEMENT INFORMATION CIRCULAR

December 17, 2014

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MEDIFOCUS INC.

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an annual and special meeting of shareholders (the “Meeting”) of MEDIFOCUS INC., (the “Corporation”) will be held on January 27, 2015 at 10:00 a.m. at the offices of Norton Rose Fulbright Canada LLP, South Tower, Royal Bank Plaza, Suite 3800, 200 Bay Street Toronto, Ontario M5J 2Z4.

The purposes of the Meeting are:

1.	to present the financial statements of the Corporation for the fiscal year ended March 31, 2014 and the auditors’ report thereon;

2.	to elect directors;

3.	to appoint auditors and authorize the directors to fix their remuneration;

4.	to consider, and if deemed advisable, to approve a resolution annexed as Schedule “A” to this circular approving the continued use of the incentive stock option plan of the Corporation reserving a rolling maximum of 10% of the Corporation’s issued and outstanding shares in compliance with Policy 4.4 – Incentive Stock Options of the TSX Venture Exchange;

5.	to consider and, if thought appropriate, pass a special resolution authorizing the board of directors of the Corporation (the Board), in its sole discretion to consolidate the common shares of the Corporation up to a 50 to 1 ratio, and to amend the Corporation’s articles accordingly as described in further detail in the accompanying management information circular (the “Share Consolidation Resolution”); and

6.	to transact such other business as may properly be brought before the Meeting.

If you are unable to attend the Meeting in person, please date, sign and return the enclosed form of proxy. Proxies to be used at the Meeting must be deposited with TMX Equity Transfer Services, 200 University Avenue, Suite 300, Toronto, Ontario, M5H 4H1 at least 48 hours prior to the Meeting or with the Corporation before the commencement of the Meeting or at any adjournment thereof.

DATED at Toronto, Ontario

December 17, 2014

BY ORDER OF THE BOARD OF DIRECTORS

“Dr. Augustine Y. Cheung”

Dr. Augustine Y. Cheung

President and Chief Executive Officer

These securityholder materials are being sent to both registered and non-registered owners of the securities. If you are a non-registered owner and the issuer or its agent has sent these materials directly to you, your name and address and information about your holdings of securities, have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf.

By choosing to send these materials to you directly, the issuer (and not the intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instructions.

MANAGEMENT INFORMATION CIRCULAR

SOLICITATION OF PROXIES BY MANAGEMENT

THIS MANAGEMENT INFORMATION CIRCULAR IS FURNISHED IN CONNECTION WITH THE SOLICITATION BY THE MANAGEMENT OF MEDIFOCUS INC. (THE “CORPORATION”) OF PROXIES TO BE USED AT THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS (THE “MEETING”) OF THE CORPORATION TO BE HELD AT THE TIME AND PLACE AND FOR THE PURPOSES SET FORTH IN THE NOTICE OF MEETING. It is expected that the solicitation will be made primarily by mail. However, officers of the Corporation may also solicit proxies by telephone, facsimile, e-mail or in person. The total cost of solicitation of proxies will be borne by the Corporation.

APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the enclosed form of proxy are directors and/or officers of the Corporation. A SHAREHOLDER HAS THE RIGHT TO APPOINT AS HIS OR HER PROXY A PERSON OR COMPANY, WHO NEED NOT BE A SHAREHOLDER, OTHER THAN THOSE WHOSE NAMES ARE PRINTED ON THE ACCOMPANYING FORM OF PROXY. A SHAREHOLDER WHO WISHES TO APPOINT SOME OTHER PERSON OR COMPANY TO REPRESENT HIM OR HER AT THE MEETING MAY DO SO EITHER BY INSERTING SUCH OTHER PERSON OR COMPANY’S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY AND SIGNING THE FORM OF PROXY OR BY COMPLETING AND SIGNING ANOTHER PROPER FORM OF PROXY.

A shareholder who has given a proxy may revoke it, as to any motion on which a vote has not already been cast pursuant to the authority conferred by it, by an instrument in writing executed by the shareholder or by the shareholder’s attorney authorized in writing or, if the shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized. The revocation of a proxy, in order to be acted upon, must be deposited with TMX Equity Transfer Services (Attention: Proxy Department), Suite 300, 200 University Avenue, Toronto, Ontario M5H 4H1 prior to 10:00 a.m. on Thursday, January 23, 2015 or with the Chief Executive Officer of the Corporation before the commencement of the Meeting or at any adjournment thereof.

EXERCISE OF DISCRETION BY PROXIES

The management representatives designated in the enclosed forms of proxy will vote or withhold from voting the shares in respect of which they are appointed by proxy on any ballot that may be called for in accordance with the instructions of the shareholder as indicated on the proxy and, if the shareholder specifies a choice with respect to any matter to be acted upon, the shares will be voted accordingly.

IN THE ABSENCE OF SUCH DIRECTION, SUCH SHARES WILL BE VOTED BY THE MANAGEMENT REPRESENTATIVES IN FAVOUR OF THE PASSING OF THE MATTERS SET OUT IN THE NOTICE. THE ACCOMPANYING FORM OF PROXY CONFERS DISCRETIONARY AUTHORITY UPON THE PERSONS NAMED THEREIN WITH RESPECT TO AMENDMENTS OR VARIATIONS TO MATTERS IDENTIFIED IN THE NOTICE, AND WITH RESPECT TO OTHER MATTERS WHICH MAY PROPERLY

COME BEFORE THE MEETING OR ANY ADJOURNMENT THEREOFSHARES REPRESENTED BY PROPERLY EXECUTED PROXIES IN FAVOUR OF THE PERSONS DESIGNATED IN THE ENCLOSED FORM OF PROXY, IN THE ABSENCE OF ANY DIRECTION TO THE CONTRARY, WILL BE VOTED IN FAVOUR OF:

(i)	the election of directors;

(ii)	the appointment of auditors at remuneration to be fixed by the directors;

(iii)	the resolution authorizing the continued use of the incentive stock option plan of the Corporation (the “Stock Option Plan”) in compliance with Policy 4.4 – Incentive Stock Options of the TSX Venture Exchange (“TSXV”); and

(iv)	the special resolution authorizing the Board, in its sole discretion to consolidate the common shares of the Corporation up to a 50 to 1 ratio, and to amend the Corporation’s articles accordingly as described in further detail in the Circular.

Instructions with respect to voting will be respected by the persons designated in the enclosed form of proxy. With respect to amendments or variations to matters identified in the notice of meeting and with respect to other matters which may properly come before the Meeting, such shares will be voted by the persons so designated in their discretion. At the time of printing this management information circular, management of the Corporation knows of no such amendments, variations or other matters.

VOTING SHARES

As at December 17, 2014, there were 127,541,661 issued and outstanding common shares of the Corporation. Each common share entitles the holder thereof to one vote. The Corporation has fixed December 23, 2014 as the record date (the “Record Date”) for the purpose of determining shareholders entitled to receive notice of the Meeting. Pursuant to the Business Corporations Act (Ontario) (“OBCA”), the Corporation is required to prepare, no later than ten days after the Record Date, an alphabetical list of shareholders entitled to vote as of the Record Date that shows the number of shares held by each shareholder. A shareholder whose name appears on the list referred to above is entitled to vote the shares shown opposite his or her name at the Meeting unless that shareholder has transferred any shares after the Record Date, the transferee of those shares establishes that the transferee owns the shares and the transferee demands, not later than ten days before the Meeting, that the transferee’s name be included in the list before the Meeting. In such circumstances the transferee is entitled to vote those shares at the Meeting.

NON-OBJECTING BENEFICIAL OWNERS

Copies of the notice of meeting and this management information circular (collectively, the “Meeting Materials”) are being sent to both registered and non-registered shareholders. The Corporation or its agent has sent these Meeting Materials directly to registered shareholders and non-objecting beneficial owners (each “NOBO”). The name, address and information about the holdings of each NOBO, has been obtained in accordance with applicable securities regulatory requirements from the intermediary holding securities on behalf of the NOBO. By choosing to send these materials to NOBOs directly, the Corporation (and not the intermediary holding securities on behalf of the NOBO) has assumed responsibility for (i) delivering these materials to the NOBOs, and (ii) executing each NOBO’s voting instructions. Each NOBO should return their voting instructions as specified in the request for voting instructions or form of proxy delivered to such NOBO.

NON-REGISTERED SHAREHOLDERS

Only registered shareholders, or the persons they appoint as their proxies are permitted to vote at the Meeting. However, in many cases, shares beneficially owned by a person, other than a NOBO, (a “Non-Registered Holder”) are registered either: (i) in the name of an intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the common shares, such as securities dealers or brokers, banks, trust companies, and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans; or (ii) in the name of a clearing agency of which the Intermediary is a participant. In accordance with National Instrument 54-101 of the Canadian Securities Administrators, entitled “Communication with Beneficial Owners of Securities of a Reporting Issuer”, the Corporation has distributed copies the Meeting Materials to the clearing agencies and Intermediaries for distribution to Non-Registered Holders. Intermediaries are required to forward the Meeting Materials to Non-Registered Holders, and often use a service company for this purpose. Non-Registered Holders will either:

(a)	typically, be provided with a computerized form (often called a “voting instruction form”) which is not signed by the Intermediary and which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company, will constitute voting instructions which the Intermediary must follow. The Non-Registered Holder will generally be given a page of instructions which contains a removable label containing a bar-code and other information. In order for the applicable computerized form to validly constitute a voting instruction form, the Non-Registered Holder must remove the label from the instructions and affix it to the computerized form, properly complete and sign the form and submit it to the Intermediary or its service company in accordance with the instructions of the Intermediary or service company. In certain cases, the Non-Registered Holder may provide such voting instructions to the Intermediary or its service company through the Internet or through a toll-free telephone number; or

(b)	less commonly, be given a proxy form which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise not completed. In this case, the Non-Registered Holder who wishes to submit a proxy should properly complete the proxy form and submit it to TMX Equity Transfer Services (Attention: Proxy Department), Suite 300, 200 University Avenue, Toronto, Ontario M5H 4H1.

In either case, the purpose of these procedures is to permit Non-Registered Holders to direct the voting of the common shares which they beneficially own.

Should a Non-Registered Holder who receives a voting instruction form wish to vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Holder), the Non-Registered Holder should print his or her own name, or that of such other person, on the voting instruction form and return it to the Intermediary or its service company. Should a Non-Registered Holder who receives a proxy form wish to vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Holder), the Non-Registered Holder should strike out the names of the persons set out in the proxy form and insert the name of the Non-Registered Holder or such other person in the blank space provided and submit it to TMX Equity Transfer Services at the address set out above.

IN ALL CASES, NON-REGISTERED HOLDERS SHOULD CAREFULLY FOLLOW THE INSTRUCTIONS OF THEIR INTERMEDIARY, INCLUDING THOSE REGARDING WHEN, WHERE AND BY WHAT MEANS THE VOTING INSTRUCTION FORM OR PROXY FORM MUST BE DELIVERED.

A Non-Registered Holder may revoke voting instructions which have been given to an Intermediary at any time by written notice to the Intermediary.

PRINCIPAL SHAREHOLDERS

To the knowledge of the directors and executive officers of the Corporation, no person beneficially owns, directly or indirectly, or exercises control or discretion over, common shares of the Corporation carrying more than 10% of the voting rights attached to all common shares as of the date of this circular, except as follows:

Name and Residence	Type of Ownership	Number of Common Shares	% of Common Shares
Gwynneth Gold Limited	Direct	15,865,613	12.44%
Integrated Asset Management (ASIA) Ltd.	Direct	16,295,833	12.78%

PARTICULARS OF MATTERS TO BE ACTED UPON

1. Financial Statements

The audited financial statements of the Corporation for the year ended March 31, 2014, together with the auditors’ report thereon, will be presented to shareholders at the Meeting. The financial statements and the auditors’ report thereon are available on SEDAR at www.sedar.com.

2. Election of Directors

The board currently consists of six directors. The persons named in the enclosed form of proxy intend to vote for the election of the five nominees whose names are set forth below. Each of the nominees are presently directors of the Corporation. Each director will hold office until the next annual meeting of shareholders or until the election of his successor, unless he resigns or his office becomes vacant by removal, death or other cause.

The following table states the name of each of the persons proposed to be nominated for election as director, all other positions and offices with the Corporation now held by such person, his municipality of residence and principal occupation, the year in which such person became a director of the Corporation, and the number of common shares of the Corporation that such person has advised are beneficially owned or over which control or direction is exercised by such person as at the date indicated below.

Name and Position with the Corporation	Principal Occupation	First year as director	Number of shares beneficially owned or over which control is exercised as at December 17, 2014
Dr. Augustine Y. Cheung Silver Springs, Maryland, USA President and Chief Executive Officer Director	President and CEO of the Corporation	2008	6,927,730

Joseph S.C. Chan(1)(2)(3) Thornhill, Ontario, Canada Director	Director Harmony Asset Limited	2010	250,000

Dr. Augustine P.Y. Chow(1)(2) Hong Kong, PRC Director	Chief Executive Officer and Executive Director Harmony Asset Limited	2010	850,000

Tak Cheung Yam(2) Hong Kong, China Director	Chairman of Integrated Capital Holdings Inc.	2012	16,295.833

Grant B. Walsh(1)(2) Toronto, Ontario, Canada Director	Chairman Walsh Delta Group Inc.	2009	450,000

(1)	Member of the Audit Committee.
(2)	Member of the Compensation Committee.

During the last five years, each of the persons named above has had the principal occupation set out opposite his name above except for Dr. Cheung who was President, Chief Executive Officer and Director of Celsion (Canada) Limited from January, 2007 to November 2008.

Dr. Augustine Y, Cheung, Ph.D. was a Director of Celsion (Canada) Limited from January 2006 to November 2008 and previously President, Chief Executive Officer and a Director of Celsion Corporation (formerly Cheung Laboratories) from February 1985 to March 2006. Dr. Cheung was assistant and associate Professor at the University of Maryland, School of Medicine (1974-1980) and Associate Professor of Engineering at the George Washington University (1980-1985). Dr. Cheung received the degrees of B.S., M.S. and Ph.D, all from the University of Maryland in 1969, 1971 and 1973.

Mr. Joseph S.C. Chan, MBA is a director of Harmony Asset Limited since December 2006, a director of Champion Minerals Inc. since November 2009 and a director of MBMI Resources Inc. since April 2011. Mr. Chan has over 30 years of accounting and management experience. He obtained an MBA from Edinburgh Business School, Heriot Watt University, Scotland, U.K. He is a member of The Institute of Chartered Accountants of England and Wales, the Hong Kong Institute of Certified Public Accountants, the Chartered Institute of Management Accountants as well as a member of the Certified General Accountants’ Association of Canada.

Dr. Augustine Chow, M.Sc., Ph.D, has served as the Chief Executive Officer of Harmony Asset Limited since 1996, a publicly listed investment company in Hong Kong and Toronto. He also served as the Chief Executive Officer and Chairman of Pacific Life Science Holdings Limited. He is currently a director of Harmony Asset Management Limited, Celsion Corporation and Kaisun Energy Group Ltd. and former director of Augyva Mining Resources Inc. and Jian ePayment Systems Limited. From 1990 to 1998, Dr. Chow was the Chief Executive Officer of Allied Group of Companies. Dr. Chow received the degrees of M.Sc. from London Business School, Ph.D. from the University of South Australia, a DBA from Southern Cross University, and an Engineering Doctorate from the City University of Hong Kong.

Mr. Tak Cheung Yam, B.Sc., has been the Chairman, Executive Director and Co-Founder of Fornton Group Limited (HKEX) since October 11, 2011. Mr. Yam has participated in various charitable activities of Yan Oi Tong, one of the six largest charitable organizations in Hong Kong and was appointed as the Chairman of Yan Oi Tong in 2007. Subsequently, he was awarded a Medal of Honor from the HKSAR Government. Mr. Yam advocated the establishment of YOT Chong Sok Un Medical Fund (Cancer Aid) in 2007, which is now the largest cancer fund in Hong Kong offering financial assistance by way of subsidized cancer drugs to cancer patients encountering financial difficulties in New Territories West. Mr. Yam obtained his Bachelor of Science in June 1983 from the University of Toronto, majoring in Computer Science and Actuarial Science. Mr. Yam is a director of Fornton Group Limited

(HKEX). Mr. Yam is also the sole owner and director of Integrated Capital Holdings, which owns Integrated Asset Management (Asia) Ltd., a significant investor in our company.

Grant B. Walsh, MBA, C.Dir., is the Chairman of Canada Lands Company Limited (a Canadian Crown Corporation), and Medifocus Inc. (TSX-V and OTC-QX), as well as a Director of Cleveland Clinic Canada. Mr. Walsh is the Chairman of Walsh Delta Group Inc., a firm specializing in governance, strategy, leadership, and performance improvement. Currently, he serves as the Interim President / CEO of the Group Health Centre in Sault Ste Marie, ON. Mr. Walsh has been a Director / CEO / senior executive of healthcare and service organizations; public and private; for-profit and not-for-profit; U.S. and Canadian companies. Mr. Walsh served as the President / CEO of St. Peter’s Health System which operated 695 academic medical centre and long term care beds, 5 home health agencies, an Institute for Studies in Aging, a management services company, and a charitable Foundation. In addition to CEO roles, Mr. Walsh was Executive Vice President of the ServiceMaster Company, Chicago, IL where he was accountable for $550 million in revenue, 30,000 employees, and 10,000 properties in 44 states and Canada. Assets under his leadership exceeded $30 billion. Mr. Walsh has been Executive-in-Residence and Adjunct Professor at the DeGroote School of Business of McMaster University. Mr. Walsh holds a Master of Business Administration degree from Southern Illinois University and a designation as a Chartered Director from McMaster University and the Conference Board of Canada. His undergraduate degree in English and Philosophy is from Roberts Wesleyan College.

On August 7, 2009, a Temporary Order of the Ontario Securities Commission was issued prohibiting Dr. Augustine Y. Cheung and Mirsad Jakubovic from all trading in and all acquisitions of securities of the Corporation. The Temporary Order was issued following the failure of the Corporation to file its audited annual financial statements for the year ended March 31, 2009 and the management’s discussion and analysis relating to the audited annual financial statements for the year ended March 31, 2009 within the required timeframe. On August 19, 2009, the Temporary Order became a Permanent Order. The Permanent Order was revoked on September 3, 2009 following filing by the Corporation of the required continuous disclosure materials on August 31, 2009.

On August 4, 2011 a Temporary Order of the Ontario Securities Commission was issued prohibiting all trading in the securities of the Corporation, this order was followed, on August 9, 2011 and August 16, 2011, by a Permanent Cease Trade Order issued by the British Columbia Securities Commission and the Ontario Securities Commission, respectively. These Orders were issued following the failure of the Corporation to file its audited financial statements for the year ended March 31, 2011 and related filings within the required time frame. As a result of the Cease Trade Orders the TSXV suspended trading in common shares in the Corporation effective August 4, 2011. The Corporation filed the required continuous disclosure materials on August 19, 2011. The Permanent Cease Trade Orders were revoked on December 21, 2011 by the Ontario Securities Commission and December 22, 2011 by the British Columbia Securities Commission. The common shares of the Company were reinstated for trading on the TSXV effective as of May 16, 2012.

The information as to shares beneficially owned or over which the above named individuals exercise control or direction is not within the knowledge of the Corporation and has been furnished by the respective nominees individually.

3. Appointment of Auditors

In accordance with Multilateral Instrument 52-110 – Audit Committees (“MI 52-110”), the audit committee of the board of directors of the Corporation has recommended to the board that Stegman & Company be nominated as the auditor of the Corporation. Except where authorization to vote with respect to the appointment of auditors is withheld, the persons named in the accompanying form of proxy intend to vote for the appointment of Stegman & Company as the auditor of the Corporation at remuneration to be fixed by the directors.

4. Approval of Stock Option Plan

Shareholders will be asked to approve a resolution in the form annexed hereto as Schedule “A” (the “Stock Option Plan Resolution”), approving the continued use of the Stock Option Plan. TSXV policies require that rolling stock option plans be re-approved by shareholders at each annual meeting. In order to be adopted, the Stock Option Plan Resolution must be approved by a majority of the votes cast by the holders of the common shares, either present in person or represented by proxy at the Meeting. Unless otherwise specified, the persons named in the accompanying form of proxy intend to vote for the Stock Option Plan Resolution.

5. Consolidation of Common Shares

The Board has approved, and is seeking shareholder approval of, a special resolution authorizing an amendment to the Corporation’s articles of amendment to effect, at the discretion of the Board, a share consolidation (also known as a reverse-stock split) of the Corporation’s currently issued and outstanding Common Shares at a ratio of up to one (1) post-consolidation share for every fifty (50) pre-consolidation shares, with the final decision whether to proceed with the share consolidation and the exact ratio and timing of the share consolidation to be determined by the Board, in its discretion, if at all, prior to December 31, 2015.

The form of the proposed amendment to the articles of incorporation has been unanimously adopted by the Board and is attached to this Circular as Schedule “D”.

Purpose of the Share Consolidation

The Board has determined a share consolidation is in the best interests of the Corporation. The Board anticipates the expected benefits resulting from a share consolidation to include the following:

Raising the Corporation’s share price to more attractive levels: A higher share price and lower number of shares outstanding would return the Corporation’s share price and number of shares outstanding to a level that is more typical of companies within the Corporation’s peer group.

Reduction of shareholder transaction costs: The Corporation’s shareholders may benefit from relatively lower trading costs associated with a higher share price. It is likely that many investors pay commissions based on the number of Common Shares traded when they buy or sell the Corporation’s Common Shares. If the share price were higher, investors may pay lower commissions to trade a fixed dollar amount than they would if the Corporation’s share price is lower. In addition, banks and brokerage houses are more likely to allow a higher priced stock to be used as collateral for loans.

Improved trading liquidity: The combination of potentially lower transaction costs and increased interest from institutional investors and investment funds could ultimately improve the trading liquidity of the Corporation’s Common Shares.

The Share Consolidation must be approved by a resolution (the “Share Consolidation Resolution”) passed by a majority of not less than two-thirds (2/3s) of the votes cast by the Shareholders who vote in respect of the resolution at the Meeting.

In the event that the Share Consolidation would otherwise result in a Shareholder holding a fraction of a Common Share, each fractional Common Share that is less than one-half (1/2) of one (1) Common Share will be cancelled, without any compensation therefor and each fractional Common Share that is at least one-half (1/2) of one (1) Common Share will be changed to one (1) whole Common Share. Notwithstanding the approval of the proposed Share Consolidation by the Shareholders, the Board, in its sole discretion, may revoke the Share Consolidation Resolution, and abandon the Share Consolidation without further approval or action by, or prior notice to the Shareholders.

Risks Associated with the Share Consolidation

There can be no assurance that the market price of the consolidated Common Shares will increase as a result of the Share Consolidation. The marketability and trading liquidity of the consolidated Common Shares may not improve. The Share Consolidation may result in some Shareholders owning “odd lots” of less than 500 Common Shares, which may be more difficult for such Shareholders to sell or which may require greater transaction costs per share to sell.

Principal Effects of the Share Consolidation

The principal effects of the Share Consolidation include the following:

•	the fair market value of each Common Share may increase and will, in part, form the basis upon which further Common Shares or other securities of the Corporation will be issued;

•	the number of issued and outstanding Common Shares could be significantly reduced from 127,541,661 Common Shares to as low as 2,550,833 Common Shares;

•	the exercise prices and the number of Common Shares issuable upon the exercise or deemed exercise of any stock options and warrants of the Corporation will be automatically adjusted based on the Share Consolidation; and

•	as the Corporation currently has an unlimited number of Common Shares authorized for issuance, the Share Consolidation will not have any effect on the number of Common Shares available for issuance.

Effect on Fractional Shareholders

No fractional Common Shares will be issued if, as a result of the Share Consolidation, a Shareholder would otherwise become entitled to a fractional Common Share. Each fractional Common Share that is less than one-half (1/2) of one (1) Common Share will be cancelled, without any compensation therefor. Each fractional Common Share that is at least one-half (1/2) of one (1) Common Share will be changed to one (1) whole Common Share.

Effect on Common Share Certificates

If the Share Consolidation is approved by the Shareholders and implemented by the Board, the registered Shareholders will be required to exchange their existing share certificates representing pre-consolidation Common Shares for new share certificates representing post-consolidation Common Shares. Accordingly, if the Share Consolidation is approved, the registered Shareholders will be sent a letter of transmittal and will be requested to deliver their Common Share certificates to the Corporation’s depositary, TMX Equity Transfer Services, 200 University Avenue, Suite 300, Toronto, Ontario, M5H 4H1. The letter of transmittal will contain instructions on how to surrender share certificate(s) representing pre-consolidation Common Shares to Equity, as depositary. Equity will forward to each registered Shareholder who has sent the required documents a new share certificate representing the number of post-consolidation Common Shares to which the Shareholder is entitled. Until surrendered, each share certificate representing pre-consolidation Common Shares will be deemed for all purposes to represent the number of whole post-consolidation Common Shares to which the holder is entitled as a result of the Share Consolidation.

Procedure for Implementing the Share Consolidation

If the Share Consolidation Resolution is approved by the Shareholders, receives requisite regulatory approval and the Board decides to implement the Share Consolidation, the Corporation will file Articles of Amendment pursuant to the Business Corporations Act (Ontario) (“OBCA”) to amend the Articles of the Corporation. Such Articles of Amendment shall be filed at a date to be determined by the Board to be in the best interests of the Corporation. The Share Consolidation will become effective on the date shown in the Certificate of Amendment issued pursuant to the OBCA.

The Corporation will be delivering a letter of transmittal to registered Shareholders whereby registered Shareholders will be requested to surrender the share certificate(s) representing their Common Shares. If your Common Shares are registered either: (a) in the name of an intermediary (“Intermediary”) with which you deal in respect of your Common Shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees of self-administered registered retirement savings plans, registered retirement income funds, registered educational savings plans and similar plans); or (b) in the name of a clearing agency (such as CDS Clearing and Depository Services Inc.) of which the Intermediary is a participant, you will not receive a letter of transmittal and you are not being asked to return any share certificate(s).

Lost Certificates

In the event that a Shareholder’s share certificate(s) has been lost, stolen or destroyed, the holder shall deliver to Equity, in addition to a properly completed letter of transmittal:

(a) an affidavit of the fact that the certificate has been lost, stolen or destroyed; and

(b) a surety bond satisfactory to Equity and to the Corporation in such sum as it may direct or such person otherwise indemnifies Equity and the Corporation in a manner satisfactory to each against any claim that may be made with respect to the certificate alleged to have been lost, stolen or destroyed.

More information is to be provided in the letter of transmittal.

No Dissent Rights

Under the OBCA, Shareholders do not have any dissent and appraisal rights with respect to the proposed Share Consolidation.

TSXV Approval

The Share Consolidation remains subject to the approval of the TSX Venture Exchange.

Share Consolidation Resolution

The OBCA requires that the Share Consolidation Resolution must be approved by a majority of not less than two-thirds (2/3s) of the votes cast by the Shareholders who vote either in person or by proxy at the Meeting. Unless otherwise indicated, the persons named in the accompanying form of proxy intend to vote FOR the Share Consolidation Resolution which reads as follows.

“BE IT RESOLVED THAT:

1	the Articles of Incorporation of the Corporation, as amended, be amended to change the number of issued and outstanding common shares of the Corporation (the “Common Shares”) by consolidating (the “Share Consolidation”) the issued and outstanding Common Shares on the basis of one (1) new Common Share for each fifty (50) existing Common Shares or for such other lesser whole or fractional number of existing Common Shares that the board of directors of the Corporation (the “Board”), in its sole discretion, determines to be appropriate and, in the event that the Share Consolidation would otherwise result in a holder of Common Shares (a “Shareholder”) holding a fraction of a Common Share, each fractional Common Share that is less than one-half (1/2) of one (1) Common Share will be cancelled, without any compensation therefor and each fractional Common Share that is at least one-half (1/2) of one (1) Common Share will be changed to one (1) whole Common Share; such amendment to become effective at a date in the future to be determined by the Board when the Board considers it to be in the best interests of the Corporation to implement the Share Consolidation;

2	any director or officer of the Corporation is authorized and directed for and in the name of and on behalf of the Corporation to execute and deliver or cause to be delivered Articles of Amendment under the Business Corporations Act (Ontario) and to execute and deliver or cause to be delivered all documents and to take any action which, in the opinion of that person, is necessary or desirable to give effect to this resolution;

3	notwithstanding that this resolution has been duly passed by the Shareholders, the Board may in its sole discretion revoke this resolution in whole or in part at any time prior to its being given effect without further notice to, or approval of, the Shareholders; and

4	any one director or officer of the Corporation be and the same is hereby authorized and directed for and in the name of and on behalf of the Corporation to execute or cause to be executed, whether under corporate seal of the Corporation or otherwise, and to deliver or cause to be delivered all such documents, and to do or cause to be done all such acts and things, as in the opinion of such director or officer may be necessary or desirable in order to carry out the terms of this resolution, such determination to be conclusively evidenced by the execution and delivery of such documents or the doing of any such act or thing.”

For the reasons indicated above, the Board believes that the proposed Share Consolidation Resolution is in the best interests of the Corporation and its shareholders and therefore unanimously recommends that Shareholders vote in favour of this resolution. Unless otherwise indicated, the persons named in the accompanying proxy intend to vote FOR the resolution to approve the Share Consolidation Resolution (including any amendment or variation made at the Meeting) on any ballot requested or required by law. In order for the resolution to pass, the Corporation must receive an affirmative vote from not less than two-thirds (2/3s) of the votes cast at the meeting.

6. Other Matters

Management of the Corporation knows of no other matter to come before the Meeting other than those referred to in the notice of meeting. However, if any other matters which are not known to the management should properly come before the Meeting, the accompanying form of proxy confers discretionary authority upon the persons named therein to vote on such matters in accordance with their best judgment.

REMUNERATION OF DIRECTORS AND OFFICERS

Executive Compensation

Compensation Discussion and Analysis

The Corporation’s Compensation Committee reviews the compensation of the directors and executive officers. The Compensation Committee also administers the Corporation’s Stock Option Plan.

The Compensation Committee receives recommendations from the management of the Corporation and reviews and makes recommendations to the Board regarding the granting of stock options or common shares to directors, executive officers or employees of the Corporation as well as compensation for executive officers of the Corporation and directors’ fees, if any, from time to time. Executive officers and directors may be compensated in cash and/or common shares for their expert advice and contribution towards the success of the Corporation.

The form and amount of such compensation will be evaluated by the Compensation Committee, which will be guided by the following goals:

1.	compensation should be commensurate with the time spent by the executive officers and directors in meeting their obligations and reflective of the compensation paid by companies similar in size and business to the Corporation; and

2.	the structure of the compensation should be simple, transparent and easy for shareholders to understand.

The Compensation Committee is comprised of the following directors, all of whom are considered independent:

Tak Cheung Yam

Dr. Augustine P.Y. Chow

Grant B. Walsh

Joseph S. C. Chan

As overall context for setting and monitoring executive compensation programs, the Compensation Committee and the Board of Directors strives to continually balance the Corporation’s structure as a Canadian-listed corporation whose operations and employees are primarily in the United States. Due to the Corporation’s size and development stage, the Compensation Committee did not consider it necessary to consult with any third party advisors in determining the directors’ and officers’ compensation until now. Outside advisors may be engaged in the future for that purpose.

The Company did not grant any incentive stock options to the directors and officers of the Company to purchase common shares during the fiscal year ended March 31, 2014.

Effective April 1, 2013 the Compensation Committee formalized the directors fees to be paid in each fiscal year. Each director will receive annually $20,000, each committee chairman will receive an additional $15,000 annually and the chairman of the Corporation will receive annually an additional $50,000. All dollar payments are to be made quarterly. Any director who served for a partial year will be awarded their pro rata entitlement to the above compensation. The Compensation Committee intends to review these directors fees and will adjust them (either up or down) based on the ability of the Corporation to approach or become profitable.

Long-Term Incentive Plans (LTIP)

Given the stage of development of the Corporation and its size relative to its competitors, the Compensation Committee believes that stock options are still the most appropriate LTIP vehicle.

On October 19, 2012 the Company issued an aggregate of 3,000,000 common shares to its directors and officers in lieu of the remuneration to which such persons are normally entitled thereby by giving these directors and officers an increased proprietary interest in the Corporation and advancing the interests of the Corporation. These were previously accrued in the accounts for the year ended March 31, 2012.

The Compensation Committee reviews, on a regular basis, the LTIP program structure. For the fiscal year ended March 31, 2014, no stock options were granted to the officers and directors of the Corporation

Pension Plan Benefits

The Corporation does not have any defined benefit plans, defined contribution plans or deferred compensation plans.

Summary Compensation Table

The following table sets out all annual and long-term compensation for services in all capacities to the Corporation for the fiscal year ended March 31, 2014 of each Named Executive Officer, as such term is defined in Form 51-102F6 to National Instrument 51-102 – Continuous Disclosure Obligations. Other than as disclosed below, no other executive officer received in excess of $150,000 in total salary, bonus and other compensation for the fiscal year ended March 31, 2014.

Name and Principal Position						Non-equity incentive plan compensation ($)
	Year	Salary ($)	Share- Based Awards ($)(2)	Option- Based Awards ($)		Annual Incentive Plans	Long- term Incentive Plans	Pension Value ($)	All Other Compensation ($)	Total Compensation ($)
Dr. Augustine Y. Cheung President and CEO	2014 2013 2012	243,600 240,000 240,000	— — 108,000	— 380,000 —	(4)	— — —	— — —	— — —	— — —	243,600 620,000 348,000
Mirsad Jakubovic(1) Chief Financial Officer	2014 2013 2012	75,000 75,000 65,000	— — —	— 123,500 —	(3)	— — —	— — —	— — —	— — —	75,000 198,500 65,000
John Mon Chief Operating Officer	2014 2013 2012	203,000 200,000 200,000	— — —	— 237,500 —	(3)	— — —	— — —	— — —	— — —	203,000 437,500 200,000

Notes:

(1)	Mirsad Jakubovic is a consultant to the Corporation and was appointed Chief Financial Officer on November 25, 2008. Mr. Jakubovic was paid a consulting fee of CAD $40,000 from April 2010 to March 2011, CAD $65,000 from April 2011 to March 2012 and CAD $75,000 from April 1, 2012 to March 31, 2013 and CAD $75,000 from April 1, 2013 to March 31, 2014
(2)	The share grants were all recognized at a price of $0.18 per share.
(3)	Options were granted December 17, 2012 and fully vested by March 31, 2013. Each option has a term of three (3) years and an exercise price of $0.19. The fair value of the stock option grants were estimated at the date of the grant using a Black-Scholes option-pricing model in accordance with the standard methodology applicable to time vested stock option grants. The following assumptions were used in the model (being the same assumptions used for financial reporting purposes): risk-free interest rate of 1.1%, expected volatility in the market price of the Corporation’s shares of 156.0%, expected life of 3 years and a dividend yield of nil%

Incentive Plan Awards

Outstanding Share-Based Awards and Option-Based Awards

As of March 31, 2014, the following table sets forth information in respect of all stock options granted to the Named Executive Officers of the Corporation. No options were granted as a result of repricing.

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the- money options(1) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested ($)(2)	Market or payout value of vested share- based awards not paid out or distributed ($)
Dr. Augustine Y. Cheung President and CEO	600,000 2,000,000	0.20 0.19	March 17, 2016 December 17, 2015	42,000 160,000	600,000	—	162,000
Mirsad Jakubovic Chief Financial Officer	200,000 650,000	0.20 0.19	March 17, 2016 December 17, 2015	14,000 52,000	200,000	—	54,000
John Mon Chief Operating Officer	400,000 1,250,000	0.20 0.19	March 17, 2016 December 17, 2015	28,000 100,000	500,000	—	135,000

Notes:

(1)	the “value of unexercised in the money options” is calculated based on the difference between the closing price of $0.19 for the Common Shares on the TSXV on March 31, 2014 (the last trading day before the Corporation’s fiscal year-end) and the exercise price of the options, multiplied by the number of unexercised options.
(2)	the “market or payout value of share-based awards that have not vested” is calculated by the number of shares granted but not vested multiplied by the recognized price of $0.19 per share.

Value Vested or Earned During the Year

No stock options were exercised by any Named Executive Officer during the fiscal year ended March 31, 2014. The following table sets out the value of options held by the Named Executive Officers at fiscal year end

Name	Option-based awards – Value vested during the year ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Dr. Augustine Y. Cheung President and CEO	160,000	162,000	—

Compensation of Directors

The following table sets out all annual and long-term compensation for services in all capacities to the Corporation for the fiscal year ended March 31, 2014 of each of the directors (other than named Executive Officers)

Name	Fees earned ($)	Share- based awards ($)	Option- based awards ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
Joseph Chan	35,000	—	28,500	—	—	—	63,500
Dr. Augustine P.Y. Chow	20,000	—	28,500	—	—	—	48,500
Tak Cheung Yam	20,000	—	42,750	—	—	—	62,750
Grant Walsh	65,000	—	47,500	—	—	36,000	148,500

Incentive Plan Awards

Outstanding Share-Based Awards and Option-Based Awards

As of March 31, 2014, the following table sets forth information in respect of all stock options granted to the directors of the Corporation. No options were granted as a result of repricing

	Option-based Awards					Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)		Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share- based awards not paid out or distributed ($)
Joseph Chan	300,000 150,000	0.20 0.19	March 17, 2016 December 17, 2015	Nil Nil	(1) (2)	—	—	—
Dr. Augustine P.Y. Chow	300,000 150,000	0.20 0.19	March 17, 2016 December 17, 2015	Nil Nil	(1) (2)	—	—	—
Ernie Eves	150,000	0.19	December 17, 2015	Nil	(2)	—	—	—
Tak Cheung Yam	225,000	0.19	December 17, 2015	Nil	(2)	—	—	—
Grant Walsh	500,000 250,000	0.20 0.19	March 17, 2016 December 17, 2015	Nil Nil	(1) (2)	—	—	—

Notes:

(1)	the “value of unexercised in-the-money options” is calculated based on the difference between the closing price of $0.19 for the Common Shares on the Toronto Stock Exchange on March 31, 2014 and the exercise price of the options of $0.20, multiplied by the number of unexercised options.
(2)	the “value of unexercised in-the-money options” is calculated based on the difference between the closing price of $0.19 for the Common Shares on the Toronto Stock Exchange on March 31, 2014 (the last trading day before the Corporation’s fiscal year end) and the exercise price of the options of $0.19, multiplied by the number of unexercised options.

Value Vested or Earned During the Year

No stock options vested or were earned during the fiscal year ended March 31, 2014 by the following Executives: Joseph Chan, Dr Augustine Chow, Grant Walsh, Tak Cheung Yam and Mirsad Jakubovic.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets forth the number of Common Shares to be issued upon exercise of the outstanding options issued pursuant to compensation plans under which equity securities of the Corporation are authorized for issuance, the weighted average exercise price of such outstanding options and the number of Common Shares remaining available for future issuance for all compensation plans previously approved by Shareholders and all compensation plans not previously approved by Shareholders, as at March 31, 2014. There were 117,260,411 Common Shares of the Corporation issued and outstanding as at March 31, 2014. The following table sets out certain details as at March 31, 2014, the end of the Corporation’s last fiscal year, with respect to compensation plans pursuant to which equity securities of the Corporation are authorized for issuance.

	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans excluding securities in column (a)
Plan Category	(a)	(b)	(c)
Equity compensation plans approved by security holders	8,365,000	$0.21	3,361,041
Equity compensation plans not approved by security holders	—	—	—
Total	8,365,000	$0.21	3,361,041

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND EMPLOYEES

As of the date hereof or at any time within thirty days prior to the date hereof, no executive officer, director, employee, or former executive officer, director or employee of the Corporation is or was indebted in respect of any purchase of securities or otherwise to the Corporation or to any other entity for which the indebtedness was the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

UNDER SECURITIES PURCHASE AND OTHER PROGRAMS

No person who is, or at any time during the most recently completed financial year was, a director or executive officer of the Corporation, a proposed nominee for election as a director of the Corporation, nor any associate of any such director, executive officer or proposed nominee, is, or at any time since the beginning of the most recently completed financial year has been, indebted to the Corporation, or indebted to another entity, which indebtedness is, or at any time since the beginning of the most recently completed financial year has been, the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation, in respect of any security purchase program or any other program.

MANAGEMENT CONTRACTS

There are no management functions of the Corporation performed to any substantial degree other than by executive officers of the Corporation.

AUDIT COMMITTEE INFORMATION REQUIRED

IN THE INFORMATION CIRCULAR OF A VENTURE ISSUER

MI 52-110 requires that certain information regarding the audit committee of the Corporation be included in the management information circular sent to shareholders in connection with the Meeting.

The full text of the charter of the Corporation’s audit committee is attached hereto as Schedule “B”. The audit committee members are Joseph S.C. Chan (Chairman), Tak Cheung Yam and Grant B. Walsh. Each of the audit committee members are directors of the Corporation and is financially literate. In accordance with MI 52-110, all members of the audit committee are independent (the Corporation is relying upon the venture issuers’ exemptions under section 6 of MI 52-110).

The following table provides details in respect of audit, audit-related, tax and other fees paid by the Corporation to the external auditors for professional services:

	Audit Fees	Audit-Related Fees	Tax Fees	All Other Fees
Period ended March 31, 2014	$65,000	Nil	Nil	$65,000

Audit fees have been paid during the Corporation’s fiscal year ended March 31, 2014 for professional services rendered by the auditors for the audit of the Corporation’s annual financial

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

No informed person of the Corporation, that is: (a) any director or executive officer of the Corporation; (b) any person who beneficially owns, directly or indirectly, or exercises control or direction over more than 10% of the Corporation’s outstanding voting shares; (c) any director or executive officer of a person referred to in (b) above; or (d) any associate or affiliate of any “informed person” of the Corporation, has any material interest, direct or indirect, in any transaction since the Corporation’s most recently completed financial year or in any proposed transaction which has materially affected or would materially affect the Corporation.

CORPORATE GOVERNANCE

National Policy 58-201 – Corporate Governance Guidelines and National Instrument 58-101 – Disclosure of Corporate Governance Practices, set out a series of guidelines for effective corporate governance. The guidelines address matters such as the composition and independence of corporate boards, the functions to be performed by boards and their committees, and the effectiveness and education of board members. Each reporting issuer, such as the Corporation, must disclose on an annual basis and in the prescribed form, the corporate governance practices that it has adopted. The following is the Corporation’s required annual disclosure of its corporate governance practices.

The Corporation’s practices generally comply with the guidelines taking into consideration that, in the opinion of the of the Board, certain of the guidelines are not suitable for the Corporation in its current state of development. The governance practices of the Corporation therefore do not reflect these particular guidelines. The directors of the Corporation believe that the current governance structure is appropriate and cost-effective with respect to the needs of the Corporation’s shareholders.

Board of Directors

The Board facilitates its exercise of independent supervision over management primarily by having a majority of the Board members consisting of individuals who are independent of the Corporation, as such term is defined in NI 52-110.

The Board considers that Joseph S.C. Chan, Dr. Augustine P.Y. Chow, Grant B. Walsh and Tak Cheung Yam will be, independent according to the definition of “independence” set out in NI 52-110 as it applies to the Board. The independent directors do not hold regularly scheduled meetings at which the non-independent director is not in attendance.

The Board does not consider Dr. Augustine Y. Cheung to be independent as he is the President and Chief Executive Officer of the Corporation.

Directorships

Joseph S.C. Chan is a director of Harmony Asset Limited (TSX), Champion Minerals Inc. (TSXV) and MBMI Resources Inc. (TSXV). Dr. Augustine P.Y. Chow is a director of Harmony Asset Limited (TSX), Kaisun Energy Group Ltd (HKEX) and Celsion Corporation (AMEX) and former director of Augyua Mining Resources Inc. (TSXV) and Jian ePayment Systems Limited (HKEX). Grant Walsh is a director of Cleveland Clinic Canada Ltd. and Canada Lands Company Ltd. No other directorships are held by the other directors of the Corporation.

Orientation and Continuing Education

The Nominating and Governance Committee, with the assistance of the management of the Corporation, is responsible for providing orientation to new directors. Director orientation and ongoing training includes presentations by senior management to familiarize directors with the Corporation’s strategic plans, its significant financial, acting and risk management issues, its compliance programs, its principal officers and its independent auditors.

Ethical Business Conduct

The Corporation has a written code of ethical business conduct approved by the Board for its directors, officers and employees. In addition, each director, officer and employee is expected to comply with relevant corporate and securities laws and, where applicable, the terms of their employment agreements.

Nomination of Directors

When a Board vacancy occurs or is contemplated, any director or officer may make recommendations to the Nominating and Governance Committee as to qualified individuals for nomination to the Board.

In identifying new candidates, the Nominating and Governance Committee will take into account the mix of director qualifications and experiences, perspectives and skills appropriate for the Corporation at that time.

Other Board Committees

The Board has no standing committees other than the Audit Committee, the Compensation Committee and the Governance Committee.

Assessments

Due to its size and stage of development, the Board of the Corporation has not yet conducted any formal evaluation of the performance and effectiveness of members of the Board, the Board as a whole or any committee of the Board. It may do so in the future as required.

ADDITIONAL INFORMATION

Financial information about the Corporation is contained in its audited financial statements and management’s discussion and analysis for the fiscal year ended March 31, 2014 and in its unaudited interim financial statements for the period ended September 30, 2014. Financial and additional information about the Corporation is available in the Corporation’s comparative annual financial statements and MD&A for its most recently completed financial year. These finical statements and MD&A are available on SEDAR at www.sedar.com.

If you would like to obtain, at no cost to you, a copy of any of the following documents:

(a)	the audited financial statements of the Corporation for the fiscal year ended March 31, 2014, together with the auditors’ report thereon and any interim financial statements of the Corporation and management’s discussion and analysis with respect thereto; and

(b)	this management information circular,

please send your request to:

Medifocus Inc.

Attn: Grant B. Walsh, Chairman

Suite 1800

The Exchange Tower, 130 King Street West,

P.O. Box 427

Toronto, ON M5X 1E3

Telephone: 905 319-7070

Facsimile: 416 947-0167

AUTHORIZATION

The contents and the mailing of this management information circular have been approved by the board of directors of the Corporation.

“Dr. Augustine Y. Cheung”

Dr. Augustine Y. Cheung

President and Chief Executive Officer

DATED at Toronto, Ontario

December 17, 2014

SCHEDULE A

RESOLUTION

BE IT RESOLVED as an ordinary resolution that:

1.	the continued use of the Stock Option Plan by the Corporation, be and is hereby approved and ratified by the shareholders of the Corporation; and

2.	any director or officer of the Corporation is hereby authorized and directed, acting for, in the name of and on behalf of the Corporation, to execute or cause to be executed, under the seal of the Corporation or otherwise, and to deliver or cause to be delivered, all such other deeds, documents, instruments and assurances and to do or cause to be done all such other acts, as in the opinion of such director or officer of the Corporation may be necessary or desirable to carry out the terms of the foregoing resolutions.

A-1

SCHEDULE B

AUDIT COMMITTEE CHARTER

Name

There shall be a committee of the Board of Directors (the “Board”) of Medifocus Inc. (the “Corporation”) known as the Audit Committee.

General Purpose

The Audit Committee has been established to assist the Board in fulfilling its oversight responsibilities with respect to the following areas: the Corporation’s external audit function; internal control and management information systems; the Corporation’s accounting and financial reporting requirements; the Corporation’s compliance with law and regulatory requirements; the Corporation’s risks and risk management policies and such other functions as are delegated to it by the Board. Specifically, with respect to the Corporation’s external audit function, the Audit Committee assists the Board in fulfilling its oversight responsibilities relating to: the quality and integrity of the Corporation’s financial statements; the independent auditors’ qualifications; and the performance of the Corporation’s independent auditors.

The Audit Committee is intended to facilitate and provide a means of open communication between management, the external auditors and the Board.

Composition and Qualifications

The Audit Committee shall consist of as many members as the Board shall determine, but in any event not fewer than three members who are appointed by the Board. The composition of the Audit Committee shall meet all applicable regulatory requirements. More specifically, a majority of members of the Audit Committee shall be non-management as required by the rules of the TSX Venture Exchange.

Members of the Audit Committee may not receive any compensation from the Corporation other than director and committee fees or fixed amounts of compensation under a retirement plan (including deferred compensation) for prior service (provided such compensation is not contingent in any way on continued service).

The Board shall designate the Chairman of the Audit Committee and in so doing shall consider the recommendation of the Compensation and Nominating Committee. The Chairman shall have responsibility for overseeing that the Committee fulfills its mandate and duties effectively.

Each member of the Audit committee shall continue to be a member until a successor is appointed, unless the member resigns, is removed or ceases to be a director. The Board, following consideration of the recommendation of the compensation and Nominating committee, may fill a vacancy which occurs in the Audit Committee at any time.

Meetings

The Chairman of the Audit Committee, in consultation with the Audit Committee members, shall determine the schedule and frequency of the Audit committee meetings provided that the Audit committee will meet at least four times in each fiscal year and at least once in every fiscal quarter. The Audit Committee shall have the authority to convene additional meetings as circumstances require. An agenda for each meeting will be disseminated to Audit Committee members as far in advance of each meeting as is practicable. The quorum for a meeting of the Audit Committee shall be two-fifths of its members, provided that one of those present is the Chairman of the Audit Committee.

The Audit Committee shall meet separately, periodically, with management, counsel and the external auditors. The Audit Committee shall meet separately with the external auditors at every meeting of the Audit Committee at which external auditors are present.

Responsibilities

The Audit Committee is mandated to carry out the following responsibilities:

1.	External Auditors

a.	Subject to applicable law, the Audit Committee shall be responsible for recommending to the board of directors the appointment, compensation and termination of the external auditor. The external auditor shall report directly to the Audit Committee and shall be accountable to the Board and Audit Committee as representatives of the shareholders.

b.	The Audit Committee shall be directly responsible for overseeing the work of the external auditor, including overseeing the resolution of any disagreements between the external auditor and management regarding financial reporting.

c.	The Audit Committee shall pre-approve all non-audit mandates for services the external auditor shall undertake for the Corporation or its subsidiaries.

d.	The Audit Committee shall satisfy itself, on behalf of the Board, that the external auditor is independent of management. In assessing such independence, the Audit Committee shall discuss with the external auditors, and may require a letter from the external auditor outlining, any relationships between the external auditors and the Corporation or its affiliates.

e.	The Audit Committee shall review the terms of the external auditors’ engagement, the audit plan of the external auditors, the integration of the external audit with the internal control program, and the results of the audit, which shall include reviewing the external auditor’s letter to management and management’s response thereto and other material written communications between management and the external auditors.

f.	The Audit Committee shall satisfy itself, annually or more frequently as the Audit Committee considers appropriate, as to the external auditors’ internal quality control procedures and any material issues raised by the most recent internal quality control review, or peer review, of the external auditor, or by any public enquiry, review, or investigation by governmental, professional or other regulatory authorities.

g.	The Audit Committee shall periodically review and discuss with management and the external auditors the quality and acceptability of the Corporation’s accounting policies and practices, the materiality levels which the external auditors propose to employ, any significant changes in the accounting policies and any proposed changes in accounting or financial reporting that may have a significant impact on the Corporation.

h.	The Audit Committee shall discuss with management and the external auditors all alternative treatments of financial information within generally accepted accounting principles that have been discussed with management by the external auditors, the ramifications of these alternative treatments and the treatment preferred by the external auditors.

i.	The Audit Committee shall review and approve the Corporation’s policies for hiring partners, employees and former partners and employees of the external auditor or former external auditor.

2.	Financial Information

a.	The Audit Committee shall discuss with management and the external auditors whether the audited annual financial statements present fairly (in accordance with Canadian generally accepted accounting principles) in all material respects the financial condition, results of operations and cash flows of the Corporation as of and for the periods presented and, where appropriate, recommend for approval to the Board, the annual audited financial statements of the Corporation.

b.	The Audit Committee shall discuss with management and the external auditors whether the unaudited quarterly financial statements present fairly (in accordance with generally accepted accounting principles) in all material respects the financial condition, results of operations and cash flows of the Corporation as of and for the periods presented and, where appropriate, recommend for approval to the Board, the unaudited quarterly financial statements of the Corporation.

c.	The Audit Committee shall review the Annual Report to Shareholders and other financial information (including the financial statements, annual and quarterly Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”), the Annual Information Form, annual and interim earnings press releases and any prospectus or offering circular) prepared by the Corporation before the Corporation discloses such information with management and, where appropriate, recon-mend for approval to the Board and recommend for filing with regulatory bodies.

d.	The Audit Committee shall review any news releases and reports to be issued by the Corporation containing earnings guidance or financial information for research, analysts and rating agencies. The Audit Committee shall also review the Corporation’s policies relating to financial disclosure and the release of earnings guidance and the Corporation’s compliance with financial disclosure rules and regulations.

e.	The Audit Committee shall discuss with management and the external auditors important trends and developments in financial reporting practices and requirements and their effect on the Corporation’s financial statements.

3.	Internal Controls and Disclosure Controls

a.	The Audit Committee shall oversee the adequacy and effectiveness of the Corporation’s disclosure control and internal control systems, through discussions with the Corporation’s external auditors and management and shall report to the Board on an annual basis.

b.	The Audit Committee must be satisfied that adequate procedures are in place for the review of the corporation’s public disclosure of financial information extracted or derived from the Corporation’s financial statements (other than the Corporation’s MD&.A and annual and interim earnings press releases) and must periodically assess the adequacy of those procedures.

c.	The Audit Committee shall review annually the Corporation’s Code of Business Conduct and its effectiveness and enforcement.

4.	Risk Management

a.	The Audit Committee shall review with management the principal risks facing the Corporation, and the policies, processes and procedures for management’s monitoring and managing of such risks or exposures. If necessary, the Audit Committee will mandate, monitor and evaluate the steps management has taken to monitor and manage such exposures, including insuring against such risks, where appropriate.

5.	Compliance with Legal and Regulatory Requirements

a.	The Audit Committee shall review with management, and any internal or external counsel as the Committee considers appropriate, any legal matters (including the status of pending litigation) that may have a material impact on the Corporation and any material reports or inquiries from regulatory or governmental agencies.

b.	The Audit Committee shall review with counsel the adequacy and effectiveness of the Corporation’s procedures to ensure compliance with the legal and regulatory responsibilities.

c.	The Audit Committee shall establish and review annually procedures for:

•	the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal controls, disclosure controls or auditing matters; and

•	the confidential, anonymous submission of concerns by employees of the Corporation regarding questionable accounting or auditing matters.

6.	Other

a.	The Audit Committee shall also perform such other activities related to this Charter as requested by the Board.

b.	The Audit Committee shall review and assess the adequacy of this Charter annually and shall submit any proposed changes to the Board for approval.

c.	The Audit Committee may delegate its authority and duties to subcommittees or individual members of the Committee as it deems appropriate.

Reporting

The Audit Committee shall report its deliberations and discussions regularly to the Board and shall submit to the Board the minutes of its meetings.

Resources

The Audit Committee shall have the authority, in its sole discretion, to retain independent legal, accounting and other consultants to advise the Audit Committee and set and pay their compensation, at the expense of the Corporation. The Audit Committee shall be provided with the necessary funding to compensate the external auditors and any other advisors they engage.

The Audit Committee may directly communicate with the external auditors and any officer or employee of the Corporation and may request any officer or employee of the Corporation or the Corporation’s external counsel or external auditors to attend a meeting of the Audit Committee or to meet with any member of, or consultants to, the Audit Committee. The Audit Committee shall have full access to all of the Corporation’s books, records, facilities and personnel.

Complaints Procedure

Any director, officer or employee who has any concern or complaints regarding accounting, internal control or auditing matters or any potential violations of law or regulatory provisions may make a confidential, anonymous submission, in accordance with the Corporation’s Whistleblowing Policy, a copy of which may be found on the Corporation’s website.

Limitation on the Oversight Role of the Audit Committee

Nothing in this Charter is intended, or may be construed, to impose on any member of the Committee a standard of care or diligence that is in any way more onerous or extensive than the standard to which all members of the Board are subject.

Each member of the Committee shall be entitled, to the fullest extent permitted by law, to rely on the integrity of those persons and organizations within and outside the Corporation from whom he or she receives financial and other information, and the accuracy of the information provided to the Corporation by such persons or organizations.

While the Audit Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Audit Committee to plan or conduct audits or to determine that the Corporation’s financial statements and disclosures are complete and accurate and in accordance with generally accepted accounting principles in Canada and applicable rules and regulations. These are the responsibility of management and the external auditors.

SCHEDULE C

STOCK OPTION PLAN

1.	STATEMENT OF PURPOSE

1.1 Principal Purposes – The principal purposes of the Plan are to provide the Corporation with the advantages of the incentive inherent in share ownership on the part of employees, officers, directors and consultants responsible for the continued success of the Corporation; to create in such individuals a proprietary interest in, and a greater concern for, the welfare and success of the Corporation; to encourage such individuals to remain with the Corporation; and to attract new employees, officers, directors and consultants to the Corporation.

1.2 Benefit to Shareholders – The Plan is expected to benefit shareholders by enabling the Corporation to attract and retain skilled and motivated personnel by offering such personnel an opportunity to share in any increase in value of the Shares resulting from their efforts.

2.	INTERPRETATION

2.1 Defined Terms – For the purposes of this Plan, the following terms shall have the following meanings:

(a)	“Act” means the Securities Act (Ontario), as amended from time to time;

(b)	“Associate” when used to indicate a relationship with a person or company, means:

(i)	an issuer of which the person or company beneficially owns or controls, directly or indirectly, voting securities entitling the person or company to more than 10% of the voting rights attached to outstanding voting securities of the issuer,

(ii)	any partner of the person or company,

(iii)	any trust or estate in which the person or company has a substantial beneficial interest or in respect of which the person or company serves a trustee or in a similar capacity,

(iv)	in the case of a person, a relative of that person, including:

(A)	a spouse of that person, or

(B)	a relative of that person’s spouse

if the relative has the same home as that person;

(c)	“Board” means the Board of Directors of the Corporation;

(d)	“Change in Control” means:

(i)	a takeover bid (as defined in the Act), which is successful in acquiring Shares,

(ii)	the change of control of the Board resulting from the election by the members of the Corporation of less than a majority of the persons nominated for election by management of the Corporation,

(iii)	the sale of all or substantially all the assets of the Corporation,

(iv)	the sale, exchange or other disposition of a majority of the outstanding Shares in a single transaction or series of related transactions,

(v)	the dissolution of the Corporation’s business or the liquidation of its assets,

(vi)	a merger, amalgamation or arrangement of the Corporation in a transaction or series of transactions in which the Corporation’s shareholders receive less than 51% of the outstanding shares of the new or continuing corporation, or

(vii)	the acquisition, directly or indirectly, through one transaction or a series of transactions, by any Person, of an aggregate of more than 50% of the outstanding Shares;

(e)	“Committee” means a committee of the Board appointed in accordance with this Plan, or if no such committee is appointed, the Board itself;

(f)	“Consultant” means an individual, other than an Employee, senior officer or director of the Corporation or a Subsidiary Corporation, or a Consultant Corporation, who:

(i)	provides ongoing consulting, technical, management or other services to the Corporation or a Subsidiary Corporation, other than services provided in relation to a distribution of the Corporation’s securities,

(ii)	provides the services under a written contract between the Corporation or a Subsidiary Corporation and the individual or Consultant Corporation,

(iii)	in the reasonable opinion of the Corporation spends or will spend a significant amount of time and attention on the affairs and business of the Corporation or a Subsidiary Corporation, and

(iv)	has a relationship with the Corporation or a Subsidiary Corporation that enables the individual or Consultant Company w be knowledgeable about the business and affairs of the Corporation;

(g)	“Consultant Company” means, for an individual Consultant, a company of which the individual is an employee or shareholder, or a partnership of which the individual is an employee or partner;

(h)	“Corporation” means Medifocus Inc., a corporation continued under the laws of Ontario;

(i)	“Date of Grant” means the date specified in the Option Agreement as the date on which the Option is effectively granted;

(j)	“Disability” means any disability with respect to an Optionee which the Board, in its sole and unfettered discretion, considers likely to prevent permanently the Optionee from:

(i)	being employed or engaged by the Corporation, a Subsidiary Corporation or another employer, in a position the same as or similar to that in which he was last employed or engaged by the Corporation or a Subsidiary Corporation; or

(ii)	acting as a director or officer of the Corporation or a Subsidiary Corporation;

(k)	“Disinterested Shareholder Approval” means an ordinary resolution approved by a majority of the votes cast by members of the Corporation at a shareholders’ meeting, excluding votes attaching to Shares beneficially owned by Insiders to whom Options may be granted and Associates of those persons;

(l)	“Effective Date” means the effective date of this Plan, which is the later of the day of its approval by the shareholders of the Corporation and the day of its acceptance for filing by the Exchange if such acceptance for filing is required under the rules or policies of the Exchange;

(m)	“Eligible Person” means:

(i)	an Employee, senior officer or director of the Corporation or any Subsidiary Corporation,

(ii)	a Consultant,

(iii)	an individual providing Investor Relations Activities for the Corporation, or

(iv)	a company, all of the voting securities of which are beneficially owned by one or more of the persons referred to in (i), (ii) or (iii) above;

(n)	“Employee” means:

(i)	an individual who is considered an employee under the Income Tax Act (Canada) (i.e., for whom income tax, employment insurance and CPP deductions must be made at source),

(ii)	an individual who works full-time for the Corporation or a Subsidiary Corporation providing services normally provided by an employee and who is subject to the same control and direction by the Corporation or a Subsidiary Corporation over the details and methods of work as an employee of the Corporation or a Subsidiary Corporation, but for whom income tax deductions are not made at source, or

(iii)	an individual who works for the Corporation or a Subsidiary Corporation, on a continuing and regular basis for a minimum amount of time per week, providing services normally provided by an employee and who is subject to the same control and direction by the Corporation or a Subsidiary Corporation over the details and methods of work as an employee of the Corporation or a Subsidiary Corporation, but for whom income tax deductions are not made at source;

(o)	“Exchange” means the stock exchange or over the counter market on which the Shares are listed;

(p)	“Exchange Act” means the United States Securities Exchange Act of 1934, as amended;

(q)	“Fair Market Value” means, where the Shares are listed for trading on an Exchange, the last closing price of the Shares before the Date o Grant on the Exchange which is the principal trading market for the Shares, as may be determined for such purpose by the Committee, provided that, so long as the Shares are listed only on the TSXV, the “Fair Market Value” shall not be lower than the last closing price of the Shares before the Date of Grant less the maximum discount permitted under the policies of the TSXV;

(r)	“Guardian” means the guardian, if any, appointed for an Optionee;

(s)	“Insider” is used in relation to the Corporation, means;

(i)	a director or senior officer of the Corporation,

(ii)	every director or senior officer of a company that is itself an insider or subsidiary of the Corporation, or

(iii)	any person or company who beneficially owns, directly or indirectly, voting securities of the Corporation or who exercises control or direction over voting securities of the Corporation or a combination of both carrying more than 10% of the voting rights attaching to all voting securities to the Corporation for the time being outstanding other than voting securities held by the person or company as an underwriter in the course of a distribution;

(t)	“Investor Relations Activities” means any activities or oral or written communications, by or on behalf of the Corporation or a shareholder of the Corporation that promote or reasonably could be expected to promote the purchase or sale of securities of the Corporation, but does not include:

(i)	the dissemination of information provided, or records prepared, in the ordinary course of business of the Corporation

(A)	to promote the sale of products or services of the Corporation, or

(B)	to raise public awareness of the Corporation,

that cannot reasonably be considered to promote the purchase or sale of securities of the Corporation;

(ii)	activities or communications necessary to comply with the requirements of

(A)	applicable securities laws,

(B)	the rules and policies of the TSXV, if the Shares are :listed only on the TSXV, or the by-laws, rules or other regulatory instruments of any other self-regulatory body or exchange having jurisdiction over the Corporation;

(iii)	communications by a publisher of, or writer for, a newspaper, magazine or business or financial publication, that is of general and regular paid circulation, distributed only to subscribers to it for value or to purchasers of it, if

(A)	the communication is only through the newspaper, magazine or publication, and

(B)	the publisher or writer receives no commission or other consideration other than for acting in the capacity of publisher or writer, or

(iv)	activities or communications that may be otherwise specified by the TSXV, if the Shares are listed only on the TSXV;

(u)	“Option” means an option to purchase unissued Shares granted pursuant to the terms of this Plan;

(v)	“Option Agreement” means a written agreement between the Corporation and an Optionee specifying the terms of the Option being granted to the Optionee under the Plan;

(w)	“Option Price” means the exercise price per Share specified in an Option Agreement, as may be adjusted from time to time in accordance with the provisions of Sections 6.3 and 10, and which shall in no event be less than $0.10;

(x)	“Optionee” means an Eligible Person to whom an Option has been granted;

(y)	“Person” means a natural person, company, government or political subdivision or agency of a government; and where two or more Persons act as a partnership, limited partnership, syndicate or other group for the purpose of acquiring, holding or disposing of securities of an issuer, such syndicate or group shall be deemed to be a Person;

(z)	“Plan” means this Stock Option Plan of the Corporation;

(aa)	“Qualified Successor” means a person who is entitled to ownership of an Option upon the death of an Optionee, pursuant to a will or the applicable laws of descent and distribution upon death;

(bb)	“Shares” means the common shares in the capital of the Corporation as constituted on the Date of Grant, adjusted from time to time in accordance with the provisions of Section 10;

(cc)	“Subsidiary Corporation” shall mean a corporation which is a subsidiary of the Corporation;

(dd)	“Term” means the period of time during which an Option may be exercised;

(ee)	“TSX” means the Toronto Stock Exchange; and

(ff)	“TSXV” means the TSX Venture Exchange Inc..

3.	ADMINISTRATION

3.1 Board or Committee – The Plan shall be administered by the Board or by a Committee appointed in accordance with Section 3.2.

3.2 Appointment of Committee – The Board may at any time appoint a Committee, to administer the Plan on behalf of the Board in accordance with such terms and conditions as the Board may prescribe, consistent with this Plan. Once appointed, the Committee shall continue to serve until otherwise directed by the Board. From time to time, the Board may increase the size of the Committee and appoint additional members, remove members (with or without cause) and appoint new members in their place, fill vacancies however caused, or remove all members of the Committee and thereafter directly administer the Plan. In the absence of the appointment of a Committee by the Board, the Board shall administer the Plan.

3.3 Quorum and Voting – A majority of the members of the Committee shall constitute a quorum, and, subject to the limitations in this Section 3, all actions of the Committee shall require the affirmative vote of members who constitute a majority of such quorum. No member of the Committee who is a director to whom an Option may be granted may participate in the decision to grant such Option (but any such member may be counted in determining the existence of a quorum at any meeting of the Committee in which action is to be taken with respect to the granting of an Option to him).

3.4 Powers of Board and Committee – The Board shall from time to time authorize and approve the grant by the Corporation of Options under this Plan, and any Committee appointed under Section 3.2 shall have the authority to review the following matters in relation to the Plan and to make recommendations thereon to the Board;

(a)	administration of the Plan in accordance with its terms,

(b)	determination of all questions arising in connection with the administration, interpretation and application of the Plan, including all questions relating to the value of the Shares,

(c)	correction of any defect, supply of any information or reconciliation of any inconsistency in the Plan in such manner and to such extent as stall be deemed necessary or advisable to carry out the purposes of the Plan,

(d)	prescription, amendment and rescission of the rules and regulations relating to the administration of the Plan,

(e)	determination of the duration and purpose of leaves of absence from employment which may be granted to Optionees without constituting a termination of employment for purposes of the Plan,

(f)	with respect to the granting of Options:

(i)	determination of the employees, officers, directors or consultants to whom Options will be granted based on the eligibility criteria set out in this Plan,

(ii)	determination of the terms and provisions of the Option Agreement which shall be entered into with each Optionee (which need not be identical with the terms of any other Option Agreement) and which shall not be inconsistent with the terms of this Plan,

(iii)	amendment of the terms and provisions of an Option Agreement, provided the Board obtains:

(A)	the consent of the Optionee, and

(B)	if required, the approval of any stock exchange on which the Shares are listed,

(iv)	determination of when Options will be granted,

(v)	determination of the number of Shares subject to each Option,

(vi)	determination of the vesting schedule, if any, for the exercise of each Option, and

(g)	other determinations necessary or advisable for administration of the Plan.

3.5 Obtain Approvals – The Board will seek to obtain any regulatory, Exchange or shareholder approvals which may be required pursuant to applicable securities laws or Exchange rules.

3.6 Administration of Committee – The Committee shall have all powers necessary or appropriate to accomplish its duties under this Plan. In addition, the Committee’s administration of the Plan shall in all respects be consistent with the Exchange policies and rules.

4.	ELIGIBILITY

4.1 Eligibility for Options – Options may be granted to any Eligible Person.

4.2 Insider Eligibility for Options – Notwithstanding Section 4.1, if the Shares are listed only on the TSXV, grants of Options to Insiders shall be subject to the policies of the TSXV, including the requirement for Disinterested Shareholder Approval, as applicable.

4.3 No Violation of Securities Laws – No Option shall be granted to any Optionee unless the Committee has determined that the grant of such Option and the exercise thereof by the Optionee will not violate the securities law of the jurisdiction in which the Optionee resides.

5.	SHARES SUBJECT TO THE PLAN

5.1 Number of Shares – The maximum number of Shares which may be reserved and set aside for issue under this Plan shall not exceed ten percent (10%) of the number of issued and outstanding shares, from time to time, provided that the Board shall have the right, from time to time, to increase such maximum number subject to the approval of the shareholders of the Corporation.

5.2 Expiry of Option – If an Option expires or terminates for any reason without having been exercised in full, the unpurchased Shares subject thereto shall again be available for the purposes of the Plan.

5.3 Reservation of Shares – The Corporation will at all times reserve for issuance and keep available such number of Shares as shall be sufficient to satisfy the requirements of the Plan.

6.	OPTION TERMS

6.1 Option Agreement – Each Option granted to an Optionee shall be confirmed by the execution and delivery of an Option Agreement and the Board shall specify the following terms in each such Option Agreement:

(a)	the number of Shares subject to option pursuant to such Option, subject to the following limitations:

(i)	the number of Shares reserved for issuance pursuant to Options to any one Optionee shall not exceed 5% of the issued Shares in any 12-month period (unless the Corporation is designated as a “Tier 1” listed company by the TSXV and has obtained Disinterested Shareholder Approval to exceed this number),

(ii)	the number of Shares reserved for issuance pursuant to Options to any one Consultant shall not exceed 2% of the issued Shares in any 12-month period, and

(iii)	the aggregate number of Shares reserved for issuance pursuant to Options to Employees or Persons conducting Investor Relations Activities shall not exceed 2% of the issued Shares in any 12-month period;

(b)	the Date of Grant;

(c)	the Term, provided that, if the Shares are listed only on the TSXV, the length of the Term shall in no event be greater than five years following the Date of Grant, except, if the Corporation is designated as “Tier 1” listed company by the TSXV or is listed on the TSX, then the Term shall be no greater than ten years following the Date of Grant, for all Optionees. In addition, should the Corporation be designated as a “Tier 1” listed company by the TSXV or listed on the TSX, then all Options then outstanding shall have their respective expiry dates extended as if the Options were granted after such event;

(d)	the Option Price, provided that the Option Price shall not be less than the Fair Market Value of the Shares on the Date of Grant;

(e)	subject to Section 6.2 below, any vesting schedule upon which the exercise of an Option is contingent;

(f)	if the Optionee is an Employee, Consultant or an individual providing Investor Relations Activities for the Corporation, a representation by the Corporation and the Optionee that the Optionee is a bona fide Employee, Consultant or an individual providing Investor Relations Activities for the Corporation, as the case may be, of the Corporation or a Subsidiary Corporation; and

(g)	such other terms and conditions as the Board deems advisable and are consistent with the purposes of this Plan.

6.2 Vesting Schedule – Subject to the rules of the Exchange, the Board shall, have complete discretion to set the terms of any vesting schedule of each Option granted, including, without limitation, discretion to:

(a)	permit partial vesting in stated percentage amounts based on the Term of such Option; and

(b)	permit full vesting after a stated period of tine has passed from the Date of Grant.

6.3 Amendments to Options – Amendments to the terms of previously granted Options are subject to regulatory approval, if required. If required by the Exchange, Disinterested Shareholder Approval shall be required for any reduction in the Option Price of a previously granted Option if the Optionee is art Insider of the Corporation at the time of the proposed reduction in the Option Price.

6.4 Uniformity – Except as expressly provided herein, nothing contained in this Plan shall require that the terms and conditions of Options granted under the Plan be uniform.

7.	EXERCISE OF OPTION

7.1 Method of Exercise – Subject to any limitations or conditions imposed upon an Optionee pursuant to the Option Agreement or Section 6 hereof, an Optionee may exercise an Option by giving written notice thereof, specifying the number of Shares in respect of which the Option is exercised, to the Corporation at its principal place of business at any time after the Date of Grant until 4:00 p.m. (Toronto time) on the last day of the Term, such notice to be accompanied by full payment of the aggregate Option Price to the extent the Option is so exercised. Such payment shall be in lawful money (Canadian funds) by cash, cheque, bank draft or wire transfer. Payment by cheque made payable to the Corporation in the amount of the aggregate Option Price shall constitute payment of such Option Price unless the cheque is not honoured upon presentation, in which case the Option shall not have been validly exercised.

7.2 Issuance of Certificates – Not later than the third business day after exercise of an Option in accordance with Section 7.1, the Corporation shall issue and deliver to the Optionee a certificate or certificates evidencing the Shares with respect to which the Option has been exercised. Until the issuance of such certificate or certificates, no right to vote or receive dividends or any other rights as a shareholder shall exist with respect to such Shares, notwithstanding the exercise of the Option. No adjustment will be made for a dividend or other right for which the record date is prior to the date the certificate is issued, except as provided by Section 10 hereof.

7.3 Compliance with U.S. Securities Laws – As a condition to the exercise of an Option, the Board may require the Optionee to represent and warrant in writing at the time of such exercise that the Shares are being purchased only for investment and without any then-present intention to sell or distribute such Shares. At the option of the Board, a stop-transfer order against such Shares may be placed on the stock books and records of the Corporation and a legend, indicating that the stock may not be pledged, sold or otherwise transferred unless an opinion of counsel is provided stating that such transfer is not in violation of any applicable law or regulation, may be stamped on the certificates representing such Shares in order to assure an exemption from registration. The Board may also require such other documentation as may from time to time be necessary to comply with United States’ federal and state securities laws. The Corporation has no obligation to undertake registration of Options or the Shares issuable upon the exercise of the Options.

8.	TRANSFERABILITY OF OPTIONS

8.1 Non-Transferable/Legending – Except as permitted by applicable securities laws and the policies of the Exchange, and as provided otherwise in this Section 8, Options are non-assignable and non-transferable. If the Shares are listed only on the TSXV, then, in addition to any resale restrictions under applicable securities laws, if the Corporation is, at the Date of Grant of an Option, designated as a “Tier 2” listed company by the TSXV or, if the Corporation is not so designated but the Option Price is based on a discount from the last closing price of the Shares on the TSXV, the Option Agreement and the certificates representing the Shares issued on the exercise of such Option shall bear the TSXV legend with a four-month hold period commencing on the Date of Grant.

8.2 Death of Optionee – Subject to Section 8.3, if the employment of an Optionee as an Employee of, or the services of a Consultant providing services to, the Corporation or any Subsidiary Corporation, or the employment of an Optionee as an individual providing Investor Relations Activities, or the position of the Optionee as a director or senior officer of the Corporation or any Subsidiary Corporation, terminates as a result of such Optionee’s death, any Options held by such Optionee shall pass to the Qualified Successor of the Optionee and shall be exercisable by such Qualified Successor until the earlier of a period of not more than one year following the date of such death and the expiry of the Term of the Option.

8.3 Disability of Optionee – If the employment of an Optionee as an Employee of, or the services of a Consultant providing services to, the Corporation or any Subsidiary Corporation, or the employment of an Optionee as an individual providing Investor Relations Activities for the Corporation, or the position of the Optionee as a director or senior officer of the Corporation or any Subsidiary Corporation, is terminated by reason of such Optionee’s Disability, any Options held by such Optionee that could have been exercised immediately prior to such termination of employment or service shall be exercisable by such Optionee, or by his Guardian, for a period of 120 days following the termination of employment or service of such Optionee. If such Optionee dies within that 120-day period, any Option held by such Optionee that could have been exercised immediately prior to his or her death shall pass to the Qualified Successor of such Optionee, and shall be exercisable by the Qualified Successor until the earlier of a period of 120 days following the death of such Optionee and the expiry of the Term of the Option.

8.4 Vesting – Options held by a Qualified Successor or exercisable by a Guardian shall, during the period prior to their termination, continue to vest in accordance with any vesting schedule to which such Options are subject.

8.5 Deemed Non-Interruption of Employment – Employment shall be deemed to continue intact during any military or sick leave or other bona fide leave of absence if the period of such leave does not exceed 120 days or, if longer, for so long as the Optionee’s right to reemployment with the Corporation or any Subsidiary Corporation is guaranteed either by statute or by contract. If the period of such leave exceeds 120 days and the Optionee’s reemployment is not so guaranteed, then the Optionee’s employment shall be deemed to have terminated on the 121st day of such leave.

9.	TERMINATION OF OPTIONS

9.1 Termination of Options – To the extent not earlier exercised or terminated in accordance with Section 8, an Option shall terminate at the earliest of the following dates:

(a)	the termination date specified for such Option in the Option Agreement;

(b)	where the Optionee’s position as an Employee, a Consultant, a director or a senior officer of the Corporation or any Subsidiary Corporation, or an individual providing Investor Relations Activities for the Corporation, is terminated for cause, the date of such termination for cause;

(c)	where the Optionee’s position as an Employee, a Consultant, a director or a senior officer of the Corporation or any Subsidiary Corporation or an individual providing Investor Relations Activities for the Corporation terminates for a reason other than the Optionee’s Disability or death or for cause, not more than 90 days after such date of termination or, in the case of a person employed to provide Investor Relations Activities, not more than 30 days after such person ceases to be employed to provide Investor Relations Activities; provided that if an Optionee’s position changes from one of the said categories to another category, such change shall not constitute termination or cessation for the purpose of this Subsection 9.1(c); and

(d)	the date of any sale, transfer, assignment or hypothecation, or any attempted sale, transfer, assignment or hypothecation, of such Option in violation of Section 8.1,

9.2 Lapsed Options – If Options are surrendered, terminate or expire without being exercised in whole or in part, new Options may be granted covering the Shares not purchased under such lapsed Options. If an Option has been surrendered in connection with the regranting of a new Option to the same Optionee on different terms than the original Option granted to such Optionee, then, if required, the new Option is subject to approval of the Exchange.

9.3 Exclusion From Severance Allowance, Retirement Allowance or Termination Settlement – If the Optionee retires, resigns or is terminated from employment o- engagement with the Corporation or any Subsidiary Corporation, the loss or limitation, if any, pursuant to the Option Agreement with respect to the right to purchase Option Shares which were not vested at that time or which, if vested, were cancelled, shall not give rise to any right to damages and shall not be included in the calculation of nor form any part of any severance allowance, retiring allowance or termination settlement of any kind whatsoever in respect of such Optionee.

10.	ADJUSTMENTS TO OPTIONS

10.1 Alteration in Capital Structure – If there is any change in the Shares through or by means of a declaration of stock dividends of the Shares or consolidations, subdivisions or reclassifications of the Shares, or otherwise, the number of Shares available under the Plan, the Shares subject to any Option and the Option Price therefore shall be adjusted proportionately by the Board and, if required, approved by the Exchange, and such adjustment shall be effective and binding for all purposes of the Plan.

10.2 Effect of Amalgamation, Merger or Arrangement – If the Corporation amalgamates, merges or enters into a plan of arrangement with or into another corporation, any Shares receivable on the exercise of an Option shall be converted into the securities, property or cash which the Optionee would have received upon such amalgamation, merger or arrangement if the Optionee had exercised the Option immediately prior to the record date applicable to such amalgamation, merger or arrangement, and the exercise price shall be adjusted proportionately by the Board and such adjustment shall be binding for all purposes of the Plan.

10.3 Acceleration on Change in Control – Upon a Change in Control, all Options shall become immediately exercisable, notwithstanding any contingent vesting provisions to which such Options may have otherwise been subject.

10.4 Acceleration of Date of Exercise – Subject to the approval of the Exchange, if required, the Board shall have the right to accelerate the date of vesting of any portion of any Option which remains unvested.

10.5 Determinations to be Binding – If any questions arise at any time with respect to the Option Price or exercise price or number of Option Shares or other property deliverable upon exercise of an Option following an event referred to in this Section 10, such questions shall be conclusively determined by the Board, whose decisions shall be final and binding.

10.6 Effect of a Take-Over – If a bona fide offer (the “Offer”) for Shares is made to an Optionee or to shareholders generally or to a class of shareholders which includes the Optionee, which Offer constitutes a take-over bid within the meaning of the Act, the Corporation shall, immediately upon receipt of notice of the Offer, notify each Optionee of full particulars of the Offer, whereupon any Option held by an Optionee may be exercised in whole or in part, notwithstanding any contingent vesting provisions to which such Options may have otherwise been subject, by the Optionee so as to permit the Optionee to tender the Shares received upon such exercise (the “Optioned Shares”) to the Offer. If:

(a)	the Offer is not completed within the time specified therein; or

(b)	all of the Optioned Shares tendered by the Optionee pursuant to the Offer are not taken up and paid for by the offer or pursuant thereto;

the Optioned Shares or, in the case of clause (b) above, the Optioned Shares that are not taken up and paid for, may be returned by the Optionee to the Corporation and reinstated as authorized but unissued Shares and with respect to such returned Optioned Shares, the Option shall be reinstated as if it had not been exercised. If any Optioned Shares are returned to the Corporation under this Section, the Corporation shall refund to the Optionee any Option Price paid for such Optioned Shares.

11.	APPROVAL, TERMINATION AND AMENDMENT OF PLAN

11.1 Shareholder Approval – The establishment of the Plan shall be subject to approval of the TSXV and the shareholders of the Corporation (the “Shareholders”). In addition, all Options granted pursuant to the Plan prior to the approval thereof by the Shareholders shall also be subject to approval of the Shareholders provided that all Options granted subsequent to such approval of the Shareholders shall not require approval by the Shareholders unless such approval is required by the regulatory authorities or stock exchanges having jurisdiction over the affairs of the Corporation.

11.2 Effective Date and Duration of Plan – The Plan becomes effective on the date of its adoption by the Board and Options may be granted immediately thereafter. The Plan shall remain in full force and effect until such time as the Board shall terminate the Plan, and for so long thereafter as Options remain outstanding in favour of any Participant.

11.3 No Grant During Suspension of Plan – No Option may be granted during any suspension, or after termination, of the Plan. Amendment, suspension or termination of the Plan shall not, without the consent of the Optionee, alter or impair any rights or obligations under any Option previously granted.

12.	CONDITIONS PRECEDENT TO ISSUANCE OF SHARES

12.1 Compliance with Laws – Shares shall not be issued with respect to an Option unless the exercise of such Option and the issuance and delivery of such shares shall comply with all relevant provisions of law, including, without limitation, any applicable United States’ state securities laws, the Securities Act of 1933, as amended, the Exchange Act, the rules and regulations thereunder and the requirements of any Exchange or automated interdealer quotation system of a registered national securities association upon which such Shares may then be listed or quoted, and such issuance shall be further subject to the approval of counsel for the Corporation with respect to such compliance, including the availability of an exemption from registration for the issuance and sale of such Shares. The inability of the Corporation to obtain from any regulatory body the authority deemed by the Corporation to be necessary for the lawful issuance and sale of any Shares under this Plan, or the unavailability of an exemption from registration for the issuance and sale of any Shares under this Plan, shall relieve the Corporation of any liability with respect to the non-issuance or sale of such Shares other than with respect to a refund of any Option Price paid.

13.	USE OF PROCEEDS

13.1 Use of Proceeds – Proceeds from the sale of Shares pursuant to the Options granted and exercised under the Plan shall constitute general funds of the Corporation and shall be used for general corporate purposes, or as the Board otherwise determines.

14.	NOTICES

14.1 Notices – All notices, requests, demands and other communications required or permitted to be given under this Plan and the Options granted under this Plan shall be in writing and shall be either delivered personally to the party to whom notice is to be given, in which case notice shall be deemed to have been duly given on the date of such personal delivery; telecopied, in which case notice shall be deemed to have been duly given on the date the telecopy is sent; or mailed to the party to whom notice is to be given, by first class mail, registered or certified, return receipt requested, postage prepaid, and addressed to the party at his or its most recent known address, in which case such notice shall be deemed to have been duly given on the tenth postal delivery day following the date of such mailing.

15.	MISCELLANEOUS PROVISIONS

15.1 No Obligations to Exercise – Optionees shall be under no obligation to exercise Options granted under this Plan.

15.2 No Obligation to Retain Optionee – Nothing contained in this Plan shall obligate the Corporation or any Subsidiary Corporation to retain an Optionee as an employee, officer, director or consultant for any period, nor shall this Plan interfere in any way with the right of the Corporation or any Subsidiary Corporation to reduce such Optionee’s compensation.

15.3 Binding Agreement – The provisions of this Plan and of each Option Agreement with an Optionee shall be binding upon such Optionee and the Qualified Successor or Guardian of such Optionee.

15.4 Use of Terms – Where the context so requires, references herein to the singular shall include the plural, and vice versa, and references to a particular gender shall include either or both genders.

15.5 Headings – The headings used in this Plan are for convenience of reference only and shall not in any way affect or be used in interpreting any of the provisions of this Plan.

15.6 No Representation or Warranty – The Corporation makes no representation or warranty as to the future value of any Shares issued in accordance with the provisions of this Plan.

15.7 Income Taxes – As a condition of and prior to participation in the Plan any Optionee shall on request authorize the Corporation in writing to withhold from any remuneration otherwise payable to such Optionee any amounts required by any taxing authority to be withheld for t1xes of any kind as a consequence of such Optionee’s participation in the Plan.

15.8 Compliance with Applicable Law – If any provision of the Plan or any Option Agreement contravenes any law or any order, policy, by-law or regulation of any regulatory body or stock exchange or over the counter market having authority over the Corporation or the Plan, then such provision shall be deemed to be amended to the extent required to bring such provision into compliance therewith.

15.9 Conflict – In the event of any conflict between the provisions of this Plan and an Option Agreement, the provisions of this Plan shall govern.

15.10 Governing Law – This Plan and each Option Agreement issued pursuant to this Plan shall be governed by the laws of the Province of Ontario.

15.11 Time of Essence – Time is of the essence of this Plan and of each Option Agreement. No extension of time will be deemed to be, or to operate as, a waiver of the essentiality of time.

15.12 Entire Agreement – This Plan and the Option Agreement sets out the entire agreement between the Corporation and the Optionees relative to the subject matter hereof and supersedes all prior agreements, undertakings and understandings, whether oral or written.

SCHEDULE D

ARTICLES OF AMENDMENT

D-1

For Ministry Use Only	Ontario Corporation Number
À l’usage exclusif du ministère	Numéro de la société en Ontario 002070582

ARTICLES OF AMENDMENT
STATUTS DE MODIFICATION

Form 3	1. The name of the corporation is: (Set out in BLOCK CAPITAL LETTERS)
Business Corporations Act	Dénomination sociale actuelle de la société (écrire en LETTRES MAJUSCULES SEULEMENT) :

	M	E	D	I	F	O	C	U	S	I	N	C	.

Formule 3
Loi sur les sociétés par actions

2.	The name of the corporation is changed to (if applicable): (Set out in BLOCK CAPITAL LETTERS)
Nouvelle dénomination sociale de la société (s’il y a lieu) (écrire en LETTRES MAJUSCULES SEULEMENT) :

3.	Date of incorporation/amalgamation:
Date de la constitution ou de la fusion :
2005/04/25
(Year, Month, Day)
(année, mois, jour)

4.

Complete only if there is a change in the number of directors or the minimum / maximum number of directors.

Il faut remplir cette partie seulement si le nombre d’administrateurs ou si le nombre minimal ou maximal d’administrateurs a changé.

	Number of directors is/are:	minimum and maximum number of directors is/are:
	Nombre d’administrateurs :	nombres minimum et maximum d’administrateurs :

	Number	minimum and maximum
	Nombre	minimum et maximum
or
ou

5.	The articles of the corporation are amended as follows: Les statuts de la société sont modifiés de la façon suivante :

see attached

07119 (2011/05)	© Queen’s Printer for Ontario, 2011 / © Imprimeur de la Reine pour l’Ontario, 2011	Page 1 of/de 2

6. The amendment has been duly authorized as required by sections 168 and 170 (as applicable) of the Business Corporations Act.
La modification a été dûment autorisée conformément aux articles 168 et 170 (selon le cas) de la Loi sur les sociétés par actions.

7. The resolution authorizing the amendment was approved by the shareholders/directors (as applicable) of the corporation on
Les actionnaires ou les administrateurs (selon le cas) de la société ont approuvé la résolution autorisant la modification le

2015/01/27
(Year, Month, Day)
(année, mois, jour)

These articles are signed in duplicate.
Les présents statuts sont signés en double exemplaire.

Medifocus Inc.
(Print name of corporation from Article 1 on page 1)
(Veuillez écrir le nom de la société de l’article un à la page une).

By/
Par :

	(Signature)	(Description of Office)
	(SIgnature)	(Fonction)
07119 (2011/05)		Page 2 of/de 2

1A
07119 (2008/06)

1. the issued and outstanding common shares in the capital of Medifocus Inc. be changed by consolidating the issued and outstanding common shares on the basis of one (1) post-consolidation common share for every              (    ) pre-consolidation common shares (the “Consolidation”); and

2. no fractional common shares will be issued if, as a result of the Consolidation, a shareholder would otherwise become entitled to a fractional common share. Each fractional common share that is less than one-half (1/2) of one (1) common share will be cancelled, without any compensation therefor. Each fractional common share that is at least one-half (1/2) of one (1) common share will be changed to one (1) whole common share.